

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 21, 2016

James F. Oliviero
Chief Executive Officer and President
Checkpoint Therapeutics, Inc.
3 Columbus Circle, 15th Floor
New York, NY 10019

      Re: Checkpoint Therapeutics, Inc.
               Registration Statement on Form 10
               Filed March 24, 2016
               File No. 000-55506

Dear Mr. Oliviero:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   Please note that this Form 10 will become effective automatically by operation of law 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You can then refile when you are prepared to resolve the comments. Please file your request for withdrawal, as applicable, before the automatic effectiveness date.

Products Under Development, page 1

2.   The chart on page 3 indicates that you are targeting near term completion of preclinical development efforts for four product candidates. Accordingly, please revise your disclosures concerning these product candidates to explain briefly the preclinical development efforts undertaken to date.

CK-101 (formerly RX-518) EGFR Inhibitor Program, page 2

3.   Please revise the first paragraph on page 3 to identify the third parties who conducted the studies you reference. Please also tell us, and disclose if applicable, whether the FDA has made a determination regarding the efficacy of the referenced inhibitors.

CK-102 (formerly CEP-9722) PARP Inhibitor Program, page 3

4.   We note your disclosure of "early clinical development" of CK-102 and your designation of Phase 1b in your chart on page 3. Please revise to provide a description of the clinical trials that you and/or the prior owners have conducted to date, including, as applicable:
    •   the primary purpose of the trials,
    •   when they were conducted,
    •   the number of patients,
    •   the primary and secondary endpoints and whether such endpoints were achieved.
    In addition, please disclose the date the IND was filed and identify the applicable indication, or explain why an IND was not required for such trial.

Anti-CAIX Research Program, page 3

5.   We refer to the second paragraph under the heading. Please revise to explain how your preclinical experiments with your anti-CAIX antibodies demonstrated strong ADCC and CDC mediated killing of CAIX-positive human RCC cell lines in tissue culture.

Intellectual Property and Patents, page 3

6.   Please revise your disclosure on page 4 to explain briefly the term "national stage filings" and update your disclosure given that these filings came due in February 2016.

Licensing Agreements and Collaborations, page 5

7.   For each of the agreements addressed in this section, please revise your discussion of the term and termination provisions to indicate what year the agreement is scheduled to terminate based on existing patent rights. With respect to the Teva agreement, please revise your discussions in romanettes (i), (ii) and (iii) to explain when each of these periods conclude. Also, revise your discussions of the four agreements to disclose whether you have incurred or paid any material milestone payments to date.

Dana-Farber Cancer Institute, Inc., page 5

8.   We note your description of "exclusive" worldwide rights with respect to the Dana-Farber Antibodies. Please clarify your disclosure to explain how the worldwide rights relate to the "Field of Use" (e.g. certain indications) as defined in the agreement.

9.   Please revise to disclose the equity percentages contained in Articles 5.3 and 5.5. Also, revise your disclosure concerning the 500,000 issuance to also discuss the 136,830 issuance referenced on page F-15.

NeuPharma, Inc., page 5

10.   We reference Schedule A of your Founders Agreement filed as Exhibit 10.1. Please revise your disclosure to describe briefly the material terms and status of the Option Agreement relating to the NeuPharma License Agreement.

11.   We refer to your disclosure on page F-14 which references $1.6 million in work orders that you made pursuant to a NeuPharma Sponsored Research Agreement. Please revise your disclosure on page 5 to discuss your collaboration with NeuPharma and the material terms of the agreement governing that relationship. Please also file the agreement as an exhibit or explain why it should not be filed pursuant to Regulation S-K, Item 601(b)(10).

Fortress controls a voting majority of our common stock…, page 34

12.   Please tell us why you revised the heading to remove the disclosure concerning supermajority status for the Class A common. In this regard, please revise to clarify whether the terms of the Class A shares guarantee that Fortress will always retain supermajority voting status.

Compensation Arrangements for Executive Officers, page 41

13.   We refer to your biographical and compensation disclosures for Mr. Horin. In this regard, we note Fortress Biotech in its most recent Form 10-K filing discloses that Mr. Horin serves as the Interim Chief Financial Officer for Avenue Therapeutics, Inc. Please revise Mr. Horin's biographical disclosures, as applicable, to include his service to Avenue Therapeutics, Inc.

14.   Please revise to clarify whether Mr. Horin is a full-time employee. If he is not, then revise to include risk factor disclosure concerning the part-time status of your Interim Chief Financial Officer and disclose the number of service hours per month he provides to you.

Item 10. Recent Sales of Unregistered Securities, page 48

15.   Please disclose the exemption upon which you rely for each of the issuances. Refer to Item 701 of Regulation S-K.

Exhibits

16.   We refer to your Note 1 on page F-7. Please file all assignment and assumption agreements with Fortress as exhibits to your Form 10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jacob Luxenburg at (202) 551-2339 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Mark McElreath, Esq. – Alston & Bird LLP